     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 1996
                                                       REGISTRATION NO. 333-1851

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                               AMENDMENT NO. 1 TO
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ----------------

                             PLAINS RESOURCES INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                                       13-2898764
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                               1600 SMITH STREET
                              HOUSTON, TEXAS 77002
                                 (713) 654-1414
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ----------------

                              MICHAEL R. PATTERSON
                       VICE PRESIDENT AND GENERAL COUNSEL
                             PLAINS RESOURCES INC.
                               1600 SMITH STREET
                              HOUSTON, TEXAS 77002
                                 (713) 654-1414
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------

                                    COPY TO:
                                 JOHN A. WATSON
                          Fulbright & Jaworski L.L.P.
                           1301 McKinney, Suite 5100
                           Houston, Texas 77010-3095
                                 (713) 651-5151

                                ----------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                ----------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                 SUBJECT TO COMPLETION, DATED APRIL 24, 1996

P R O S P E C T U S


                           [PLAINS RESOURCES LOGO]


                                798,143 SHARES
                                 COMMON STOCK

                               ----------------

         This Prospectus has been prepared for use in connection with the proposed sale by the holders thereof (the "Selling Stockholders") of an aggregate of 798,143 shares (the "Shares") of common stock, par value $.10 per
share (the "Common Stock"), of Plains Resources Inc. (the "Company").   The
Shares may be sold from time to time by or for the account of the Selling Stockholders in the over-the-counter market, on the American Stock Exchange ("AMEX") or otherwise at prices and on terms then prevailing or at prices related to the then current market price, directly or through agents designated from time to time, or through dealers or underwriters to be designated or in negotiated transactions. The Shares may be sold by any one or more of the following methods: (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) exchange distributions and/or secondary distributions in accordance with the rules of the AMEX; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (e) through the writing of options on Shares (whether such options are listed on an options exchange or otherwise); or (f) privately negotiated transactions. To the extent required by applicable law, the specific Shares to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution."

         The Common Stock is traded on the AMEX under the symbol "PLX". On April 22, 1996, the last reported sale price for the Common Stock on the American Stock Exchange was $10 5/8 per share.

         The Company will receive no portion of the proceeds of the sale of the Shares offered hereby and will bear certain of the expenses incident to their registration. See "Plan of Distribution" and "Selling Stockholders."

         The Shares have not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions in the Shares should confirm the registration thereof under the securities laws of the states in which such transactions occur, or the existence of any exemption from registration.

                               ----------------

       PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH IN THIS PROSPECTUS ON PAGES 6-8 UNDER THE CAPTION "RISK FACTORS."

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

             , 1996

                             AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered by this Prospectus. Certain of the information contained in the Registration Statement is omitted from this Prospectus, and reference is hereby made to the Registration Statement and exhibits and schedules relating thereto for further information with respect to the Company and the securities offered by this Prospectus. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission.
Such reports, proxy statements and other information are available for inspection at, and copies of such materials may be obtained upon payment of the fees prescribed therefor by the rules and regulations of the Commission from the Commission at its principal offices located at Judiciary Plaza, 450 Fifth Street, Room 1024, Washington, D.C. 20549, and at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and at 7 World Trade Center, Suite 1300, New York, New York 10048. In addition, the Common Stock of the Company ("Common Stock") is traded on the American Stock Exchange, and such reports, proxy statements and other information may be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

                       INCORPORATION OF CERTAIN DOCUMENTS

         The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "Form 10-K"), the Company's Current Report on Form 8-K filed with the Commission on January 4, 1996, as amended by Amendment No.1 on Form 8-K/A filed with the Commission on February 21, 1996, and the Company's Current Report on Form 8-K filed with the Commission on March 5, 1996, are hereby incorporated herein by reference.

         The description of the Common Stock, which is contained in a registration statement on Form 8-A filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such description, is incorporated herein by reference.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the Registration Statement of which this Prospectus is a part with respect to registration of the Shares, shall be deemed to be incorporated by reference in this Prospectus and be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference, modifies or replaces such statement.

         The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to: Plains Resources Inc., 1600 Smith Street, Houston, Texas 77002, Attention: Investor Relations Department, telephone (713) 654-1414.

                              CERTAIN DEFINITIONS

         As used in this Prospectus, "Mcf" means thousand cubic feet, "BOE" means net barrel of oil equivalent and "MCFE" means Mcf of natural gas equivalent. Natural gas equivalents and crude oil equivalents are determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids. "Present Value of Proved Reserves" means the present value (discounted at 10%) of estimated future net cash flows (before income taxes) of proved oil and natural gas reserves based on product prices in effect on the date of determination. "EBITDA" means earnings before interest, taxes, depreciation, depletion and amortization.





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


                               PROSPECTUS SUMMARY

          The following summary is qualified in its entirety by the more detailed information and financial statements and notes set forth and incorporated by reference in this Prospectus. As used herein, the terms "Company" and "Plains" mean Plains Resources Inc. and its subsidiaries, except as the context may otherwise require.

                                  THE COMPANY

          Plains is an independent energy company engaged in the acquisition, exploitation, development, exploration and production of oil and natural gas and the marketing, transportation, terminalling and storage of crude oil. The Company's upstream oil and natural gas activities are focused in the Los Angeles Basin of California (the "LA Basin"), the Sunniland Trend of South Florida (the "Sunniland Trend"), the Illinois Basin and the Gulf Coast area of Louisiana. The Company's downstream marketing activities are concentrated in Oklahoma, where it owns a two million barrel, above ground crude oil terminalling and storage facility, Texas and the Gulf Coast area of Louisiana. Plains' upstream operations contributed approximately 90% of the Company's pro forma EBITDA for the fiscal year ending December 31, 1995, while the Company's downstream activities accounted for the remainder.

         The Company has experienced significant growth over the last four years. The Company's proved reserves, Present Value of Proved Reserves, and the standardized measure of discounted future net cash flows determined in accordance with generally accepted accounting principles (the "Standardized Measure"), have increased from 13.7 million BOE, $71.7 million, and $69.9 million, respectively, at December 31, 1991 to 101.6 million BOE, $366.8 million and $304.8 million, respectively, at December 31, 1995. Over the same period, the Company's average reserve replacement ratio was 617%, EBITDA increased over 400% from $9.0 million for 1991 to $45.3 million for 1995, pro forma for the Illinois Basin Acquisition (as defined below), and cash provided by operating activities increased from $6.1 million in 1991 to $27.5 million in 1995, pro forma for the Illinois Basin Acquisition. Such additional proved reserves were added at an aggregate average finding and development cost of $2.38 per BOE ($0.40 per MCFE). During 1995, pro forma for the Illinois Basin Acquisition, the Company's net production averaged approximately 16,657 BOE per day and its unit gross profit (gross margin less upstream general and administrative expense) averaged $6.75 per BOE ($1.13 per MCFE). On a BOE basis, the Company's proved reserves are approximately 93% crude oil, condensate and natural gas liquids and 71% of its total proved reserves are classified as proved developed. The Company's reserve base is long-lived with an average reserve life, or reserves to production ratio, of 16.7 years (11.9 years based on proved developed reserves only), pro forma for the Illinois Basin Acquisition. Net cash flows used in investing activities were $76.5 million, $40.2 million and $64.4 million for 1993, 1994 and 1995, respectively. Net cash flows provided by financing activities were $44.7 million, $19.3 million and $52.3 million for 1993, 1994 and 1995, respectively.

         The Company's significant increase in proved reserves, production and cash flow from oil and natural gas producing activities is attributable to the acquisition and subsequent exploitation of its LA Basin Properties and Sunniland Trend Properties and the recent acquisition of the Illinois Basin Properties. These three core areas are comprised primarily of crude oil properties with established production histories and together account for approximately 96% of the Company's year-end 1995 proved reserves. The Company believes these properties include a significant inventory of lower risk, high return exploitation and development projects that are expected to contribute to the Company's future growth in production and reserves. During 1996, the Company estimates it will spend approximately $40 million on the development and exploitation of its LA Basin, Sunniland Trend and Illinois Basin Properties. The Company operates and owns a 100% working interest in its major fields in each of these areas, which enables the Company to control the exploitation of such properties.

         The Company's marketing effort entails purchasing crude oil from producers and marketing it to the refining sector. The Company aggregates these volumes at major crude oil interchanges and trading locations and is therefore able to obtain higher prices for its own production while realizing profits on the production purchased from others. The Company owns and operates a two million barrel, above ground crude oil storage and terminalling facility in Cushing, Oklahoma (the "Cushing Terminal"), the United States' largest inland crude oil interchange and trading location. This facility enhances the competitive marketing ability of the Company by enabling it to take crude oil from different sources and make physical delivery of crude oil in Cushing, the NYMEX designated delivery location. The Company's downstream activities have expanded significantly over the last four years, with downstream gross margin (revenues less direct expenses of purchases, transportation, storage and terminalling) increasing over 400% from $1.2 million in 1991 to $6.4 million in 1995. Based on additional capacity available at the Cushing Terminal, the Company believes it can increase its downstream gross profit without expending substantial additional capital.

         The Company's upstream and downstream business activities focus on crude oil as the primary product. As a result of inefficiencies inherent in the crude oil markets and the U.S. pipeline and transportation infrastructure, management believes its competitive abilities are enhanced by the alternatives afforded it by its proprietary access to the Cushing Terminal. The Company's crude oil marketing expertise further provides it with a competitive advantage in obtaining higher prices for the Company's existing production and identifying potential crude oil price enhancements for properties targeted for acquisition.

BUSINESS STRATEGY

         The Company's business strategy is to increase its proved reserves and cash flow by exploiting and producing oil and natural gas from its existing properties, acquiring additional underdeveloped oil properties and exploring for significant new sources of reserves. The Company concentrates its exploitation efforts on mature but underdeveloped crude oil producing properties in areas that meet the Company's targeted criteria. Generally, such properties were previously owned by major integrated oil and gas companies or large independent oil and gas companies. Management believes that it has developed a proven record in acquiring and exploiting underdeveloped crude oil properties where it believes substantial reserve additions and cash flow increases can be made through improved production practices and recovery techniques and relatively low risk development drilling. An integral component of the Company's exploitation efforts is to increase unit operating margins, and therefore cash flow, by reducing unit production expenses and increasing wellhead price realizations. The Company also seeks to capitalize on downstream opportunities that complement its oil producing activities. The Company's marketing of its crude oil production takes advantage of the marketing expertise and economies of scale attributable to its downstream activities. As part of its business strategy, the Company periodically evaluates, and from time to time has elected to sell, certain of its fully developed producing properties. Such sales enable the Company to maintain financial flexibility, control overhead and redeploy the sales proceeds to activities that have potentially higher financial returns.

         In order to manage its exposure to commodity price risk, the Company has routinely hedged a portion of its crude oil production. For 1996, the Company has committed an average of approximately 8,500 Bbls of oil per day to fixed price arrangements that expire at various times throughout 1996. Such arrangements represent approximately 55% of the Company's pro forma average daily oil production for 1995 and partially mitigate the adverse impact of potential oil price declines on the Company's operating results.

RECENT ACQUISITION

         On December 22, 1995, the Company acquired all of Marathon Oil Company's upstream oil and gas assets in the Illinois Basin (the "Illinois Basin Properties"). The acquisition of the Illinois Basin Properties (the "Illinois Basin Acquisition") was effective as of November 1, 1995. As a result of such acquisition, the Company added approximately 17.3 million barrels of oil to its proved reserve base at an aggregate cost of approximately $51.5 million, or an average of $2.98 per BOE ($0.50 per MCFE). The Company intends to aggressively exploit these properties to evaluate additional reserve potential identified during its acquisition analysis. In addition, the Company's exploitation plan for the Illinois Basin Properties targets improving the unit gross margin by decreasing unit production expenses and increasing price realizations as well as increasing production volumes by conducting production enhancement activities similar to those employed in its LA Basin Properties and Sunniland Trend Properties.

1996 NOTE OFFERING

          On March 19, 1996, the Company sold $150 million in aggregate principal amount of its 10 1/4% Senior Subordinated Notes due 2006 (the "10 1/4% Notes") pursuant to a Rule 144A private placement. These notes were sold to investors at approximately 99.38% of the principal amount resulting in a
yield to maturity of 10.35%.   Net proceeds from the sale of such Notes (after
deducting expenses of the sale) were approximately $144.9 million. An aggregate of $111.6 million was used to redeem all of the Company's 12% Senior Subordinated Notes due 1999 (the "12% Notes") at 106% of the $100 million principal amount outstanding plus accrued and unpaid interest through the
redemption date.   The remaining $33.3 million, together with an additional
$8.3 million borrowed under the Company's revolving credit facility, was used to retire outstanding bank indebtedness incurred to fund the Illinois Basin Acquisition (the "Illinois Basin Acquisition Indebtedness"). The Illinois Basin Acquisition Indebtedness bore an interest rate of LIBOR plus 2% (approximately 7.35% at December 31, 1995) through September 30, 1996 and LIBOR plus 3% thereafter and required monthly payments of interest and principal equal to 85% of the Field Level Net Revenues (as defined in the credit agreement). The sale of the 10 1/4% Notes, the redemption of the 12% Notes and the retirement of the Illinois Basin Acquisition Indebtedness enhanced the Company's financial flexibility by increasing the average life of its subordinated debt from approximately three years to 10 years and eliminating amortization payments of $50 million in each of the years 1998 and 1999 and also by enabling the Company to use the cash flow from the Illinois Basin Properties to further exploit and develop such properties.

         The indenture under which the 10 1/4% Notes were issued contains covenants, including but not limited to, covenants with respect to the following matters: (i) limitations on the incurrence of additional indebtedness: (ii) limitations on certain investments; (iii) limitations on restricted payments; (iv) limitations of dispositions of assets; (v) limitation on dividends and other payment restrictions affecting subsidiaries; (vi) limitations on transactions with affiliates; (vii) limitations on liens; and
(viii) restrictions on mergers, consolidations and transfers of assets.

                         SALES BY SELLING STOCKHOLDERS

         The Shares to be sold pursuant to this Prospectus are owned by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Shares. See "Selling Stockholders."





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
                                  RISK FACTORS

         Each investor should carefully examine this entire Prospectus and should give particular attention to the risk factors set forth below.

SUBSTANTIAL CAPITAL REQUIREMENTS

         The Company makes, and will continue to make, substantial capital expenditures for the acquisition, exploitation, development, exploration and production of oil and gas reserves. Historically, the Company has financed these expenditures primarily with cash generated by operations, bank borrowings, the offering of the 12% Notes and the sale of common stock and preferred stock. The Company intends to make an aggregate of approximately $48 million in capital expenditures in 1996. The Company believes that it will have sufficient cash provided by operating activities and borrowings under its revolving credit facility to fund such planned capital expenditures. If revenues or the Company's borrowing base decrease as a result of lower oil and gas prices, operating difficulties or declines in reserves, the Company may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements.

MARKET CONDITIONS AND VOLATILITY OF OIL AND NATURAL GAS PRICES

         The revenues generated by the Company's operations are highly dependent upon the prices of, and demand for, oil and natural gas. Historically, the prices for oil and natural gas have been volatile and are likely to continue to be volatile in the future. The price received by the Company for its oil and natural gas production and the level of such production are subject to wide fluctuations and depend on numerous factors beyond the Company's control, including seasonality, the condition of the United States economy (particularly the manufacturing sector), foreign imports, political conditions in other oil-producing and natural gas-producing countries, the actions of the Organization of Petroleum Exporting Countries and domestic government regulation, legislation and policies. Decreases in the prices of oil and natural gas have had, and could have in the future, an adverse effect on the carrying value of the Company's proved reserves and the Company's revenues, profitability and cash flow. Although the Company is not currently experiencing any significant involuntary curtailment of its natural gas production, market, economic and regulatory factors may in the future materially affect the Company's ability to sell its natural gas production.

         In order to manage its exposure to price risks in the marketing of its oil and natural gas, the Company from time to time enters into fixed price delivery contracts, financial swaps and oil and natural gas futures contracts as hedging devices. To ensure a fixed price for future production, the Company may sell a futures contract and thereafter either (i) make physical delivery of its product to comply with such contract or (ii) buy a matching futures contract to unwind its futures position and sell its production to a customer. These same techniques are also utilized to manage price risk for certain production purchased from customers of the Company's marketing subsidiary, Plains Marketing & Transportation Inc. Such contracts may expose the Company to the risk of financial loss in certain circumstances, including instances where production is less than expected, the Company's customers fail to purchase or deliver the contracted quantities of oil or natural gas, or a sudden, unexpected event materially impacts oil or natural gas prices. Such contracts may also restrict the ability of the Company to benefit from unexpected increases in oil and natural gas prices.

OPERATING HAZARDS AND UNINSURED RISKS

         The Company's operations are subject to all of the risks normally incident to the exploration for and the production of oil and natural gas, including blowouts, cratering, oil spills and fires, each of which could result in damage to or destruction of oil and natural gas wells, production facilities or other property, or injury to persons. The relatively deep drilling conducted by the Company from time to time involves increased drilling risks of high pressures and mechanical difficulties, including stuck pipe, collapsed casing and separated cable. The Company's operations in the LA Basin, including transportation of crude oil by pipelines within the city of Los Angeles, are especially susceptible to damage from earthquakes and involve increased risks of personal injury, property damage and marketing interruptions because of the population density of the area. Although the Company maintains insurance coverage considered to be customary in the industry, it is not fully insured against certain of these risks, including, in certain instances, earthquake risk in the LA Basin, either because such insurance is not available or because of high premium costs. The occurrence of a significant event that is not fully insured against could have a material adverse effect on the Company's financial position.

BUSINESS RISKS

         The Company must continually acquire, explore for, develop or exploit new oil and natural gas reserves to replace those produced or sold. Without successful drilling, acquisition or exploitation operations, the Company's oil and natural gas reserves and revenues will decline. Drilling activities are subject to numerous risks, including the risk that no commercially viable oil or natural gas production will be obtained. The decision to purchase, explore, exploit or develop an interest or property will depend in part on the evaluation of data obtained through geophysical and geological analyses and engineering studies, the results of which are often inconclusive or subject to varying interpretations. The cost of drilling, completing and operating wells is often uncertain. Drilling may be curtailed, delayed or canceled as a result of many factors, including title problems, weather conditions, compliance with government permitting requirements, shortages of or delays in obtaining equipment, reductions in product prices or limitations in the market for products. The availability of a ready market for the Company's oil and natural gas production also depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines or trucking and terminal facilities. Natural gas wells may be shut in for lack of a market or due to inadequacy or unavailability of natural gas pipeline or gathering system capacity.

         Substantially all of the Company's California crude oil production and all of the Company's South Florida crude oil production is transported by two pipelines owned by third parties. The inability of either one of these pipelines to provide transportation services to the Company in the future could result in the involuntary curtailment of a significant portion of the Company's crude oil production.

UNCERTAINTIES IN ESTIMATING RESERVES AND FUTURE NET CASH FLOWS

         There are numerous uncertainties inherent in estimating quantities and values of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Because all reserve estimates are to some degree speculative, the quantities of oil and natural gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and natural gas sales prices may all differ from those assumed in these estimates. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data. Therefore, the Present Value of Proved Reserves set forth in this Prospectus represents estimates only and should not be construed as the current market value of the estimated oil and natural gas reserves attributable to the Company's properties. In this regard, the information set forth in this Prospectus includes revisions of certain reserve estimates attributable to proved properties included in the preceding year's estimates. Such revisions reflect additional information from subsequent activities, production history of the properties involved and any adjustments in the projected economic life of such properties resulting from changes in product prices. Any downward revisions could adversely affect the Company's financial condition, borrowing base under its revolving credit facility, future prospects and market value of its securities.

LEGAL PROCEEDINGS

         The Company and certain of its officers and directors and a former director and officer were named in two class action lawsuits filed in 1992 and 1993 seeking an aggregate of approximately $90 million in compensatory damages and punitive damages in an unspecified amount for alleged violations of the federal securities laws and state common law arising out of certain alleged misrepresentations and omissions in the Company's disclosure regarding its onshore natural gas exploration activities. Both of these cases were filed in the United States District Court for the Southern District of Texas and are captioned respectively, Judith Rubinstein, et al. v. Collins, et al. (C.A. No. H-92-1297) and Moroson v. Collins, et al. (C.A. No. H-93-2305). On March 6, 1996, the Company announced that it had notified the court that a settlement in principle had been reached in such cases. Under the terms of the settlement, the plaintiffs agree to dismiss all claims against the Company and its officers and directors in exchange for a cash payment of approximately $6.25 million, including approximately $4.1 million that is expected to be paid





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
by the Company's insurance carrier, leaving approximately $2.1 million to be contributed by the Company. Taking into account prior costs incurred by the Company to defend these suits, this settlement would result in a charge to its 1996 first quarter earnings of approximately $4 million. The settlement is subject to the approval of the court. If the settlement is not consummated and if the Company ultimately were required to pay a substantial portion of the $90 million in compensatory damages sought by the plaintiffs, it would have a material adverse effect on the Company.

GOVERNMENT REGULATION

         The Company's business is regulated by certain federal, state and local laws and regulations relating to the development, production, marketing, pricing, transportation and storage of oil and natural gas. The Company's business is also subject to extensive and changing environmental and safety laws and regulations governing plugging and abandonment, the discharge of materials into the environment or otherwise relating to environmental protections. Certain of the Company's properties are located in environmentally sensitive areas that require special permits to drill. There can be no assurance that present or future regulation will not adversely affect the operations of the Company.

COMPETITION

         The oil and natural gas industry is highly competitive. The Company's competitors for the acquisition, exploration, exploitation and development of oil and natural gas properties, the purchasing and marketing of oil and the crude oil storage and terminalling business, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

ISSUANCE OF ADDITIONAL SHARES

         As of March 19, 1996, the Company had 2,693,391 shares of Common Stock reserved for issuance upon the exercise of certain warrants and options.

         The Board of Directors, without further action by the stockholders, is authorized to issue up to two million shares of the Company's Preferred Stock, par value $1.00 per share (the "Preferred Stock"), in one or more series and to fix and determine as to any series all the relative rights and preferences of shares in such series, including, without limitation, preferences, limitations or relative rights with respect to redemption rights, conversion rights, if any, voting rights, if any, dividend rights and preferences on liquidation.
The dividend, liquidation and voting rights of any such Preferred Stock issued could be superior to the rights of the holders of Common Stock.

         The issuance of additional shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal that some, or a majority, of the stockholders might believe to be in the best interests of the Company or in which stockholders might receive a premium for their stock over the then market price of such stock. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock.

         The Company has in the past issued a number of series of preferred stock which (i) had dividend and liquidation rights superior to the rights of holders of Common Stock, (ii) were convertible into shares of Common Stock and
(iii) had certain voting rights including rights to vote as a class for election of a specified number of directors.

RESTRICTIONS ON PAYMENT OF DIVIDENDS

         The Company has not paid cash dividends on shares of the Common Stock since the Company's inception and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, the Company is prohibited by provisions of the indenture governing the 10 1/4% Notes and its revolving credit facility from paying dividends on the Common Stock.

                              SELLING STOCKHOLDERS

         The following table sets forth the beneficial ownership of Common Stock held by the Selling Stockholders, immediately prior to and upon completion of this offering.

                                          BENEFICIAL OWNERSHIP                          BENEFICIAL OWNERSHIP
                                             BEFORE OFFERING                                AFTER OFFERING
                                      ----------------------------                  ----------------------------
                                         NUMBER       PERCENTAGE      SHARES TO        NUMBER       PERCENTAGE
               NAME                     OF SHARES      OF CLASS        BE SOLD       OF SHARES       OF CLASS
               ----                   ------------   -------------  -------------   ------------   -------------
Marathon Oil Company  . . . . .          537,143            3.3%        537,143           --              --

Crete Oil Company, Inc. . . . .          171,000            1.1%        171,000           --              --

Internationale Nederlanden (U.S.)
  Capital Corporation (1) . . .          190,000            1.2%         90,000        100,000            0.6%

- ------------

(1) Beneficial ownership includes 100,000 shares of Common Stock issuable to Internationale Nederlanden (U.S.) Capital Corporation upon the exercise of a warrant issued in June 1992, the exercise price of which is $9.50 per share.

         In connection with the Illinois Basin Acquisition, and the financing thereof in December 1995, the Company issued 537,143 shares of Common Stock to Marathon Oil Company, 171,000 shares to Crete Oil Company, Inc., and 90,000 shares to Internationale Nederlanden (U.S.) Capital Corporation ("INCC'). Funding for the Illinois Acquisition was provided by a $42 million project financing with INCC and draws under the Company's revolving credit facility with INCC, The First National Bank of Boston, Den norske Bank, First Interstate Bank of Texas, N.A. and Texas Commerce Bank National Association.

                              PLAN OF DISTRIBUTION

         The Shares may be sold from time to time by or for the account of the Selling Stockholders pursuant to this Prospectus or pursuant to Rule 144 under the Securities Act. Sales of Shares pursuant to this Prospectus may be effected in the over-the-counter market, on the AMEX or otherwise at prices and on terms then prevailing or at prices related to the then current market price (in each case as determined by the relevant Selling Stockholder), directly or through agents designated from time to time, or through dealers or underwriters to be designated or in negotiated transactions. The Shares may be sold by any one or more of the following methods: (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) exchange distributions and/or secondary distributions in accordance with the rules of the AMEX; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (e) through the writing of options on Shares (whether such options are listed on an options exchange or otherwise); or (f) privately negotiated transactions. To the extent required by applicable law, the specific Shares to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. Each Selling Stockholder may effect such transactions by selling Shares directly to other purchasers, through agents or through broker-dealers, and any such agents or broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from such Selling Stockholder, from purchasers of Shares for whom they act as agents, or from both sources (and such compensation may be in excess of customary commissions). The Selling Stockholders and any broker-dealers that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any commissions, and any profit on the resale of Shares, received by the Selling Stockholders and any such broker-dealers may be deemed to be underwriting discounts and commissions.

         The Company will bear all costs and expenses incurred by it in connection with the offering and sale of Shares pursuant to this Prospectus, but will not be responsible for any commissions, underwriting discounts or similar amounts payable in respect of any such sale.

                                 LEGAL OPINION

         The validity of the issuance of the shares of the Common Stock offered hereby will be passed upon for the Company by Michael R. Patterson, Esq., its general counsel. Mr. Patterson beneficially owns 114,437 shares of Common Stock.

                                    EXPERTS

         The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1995, and the financial statements incorporated by reference to Amendment No. 1 on Form 8-K/A filed February 21, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

         Information relating to the estimated proved reserves of oil and natural gas and the related estimates of future net revenues and present values thereof for certain periods, included in the Form 10-K and in the Notes to the Consolidated Financial Statements of the Company in such Annual Report, has been prepared by Netherland, Sewell & Associates, Inc., H. J. Gruy and Associates, Inc. and Ryder Scott Company, independent petroleum engineers, and is incorporated by reference herein in reliance upon the authority of such firms as experts in petroleum engineering.

================================================================================

NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING STOCKHOLDER OR UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME AND ANY SALE MADE HEREUNDER DOES NOT IMPLY THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                         ---------------------------

                               TABLE OF CONTENTS

                                                                   PAGE
                                                                   ----
Available Information . . . . . . . . . . . . . . . . . . . . . . .   2
Incorporation of Certain Documents  . . . . . . . . . . . . . . . .   2
Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . .   3
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
Selling Stockholders  . . . . . . . . . . . . . . . . . . . . . . .   9
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . .   9
Legal Opinion . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

================================================================================


================================================================================



                                798,143 Shares




                           [PLAINS RESOURCES LOGO]




                                 COMMON STOCK



                                    ------


                                  PROSPECTUS

                                         , 1996


                                    ------

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following is a statement of estimated expenses incurred by the Company in connection with the Common Stock being registered hereby.

Securities and Exchange Commission Registration Fee . . . . . . . . . . . . .     $      2,305
Legal Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . .           10,000
Accounting Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . .              500
Engineering Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . .              500
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            1,695
                                                                                  ------------
  Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $     15,000
                                                                                  ============

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article Tenth of the Company's Restated Certificate of Incorporation provides that the Company shall indemnify to the full extent authorized or permitted by law any person made, or threatened to be made, a party to any action, suit or proceeding (whether civil, criminal or otherwise) by reason of fact that he, his testator or intestate, is or was a director or officer of the Company or by reason of the fact that such director or officer, at the request of the Company, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity.
The rights to indemnification set forth above are not exclusive of any other rights to which such person may be entitled under any statute, provision of the Company's Restated Certificate of Incorporation or bylaws, agreements, vote of stockholders or disinterested directors or otherwise.

    Additionally, Article VIII of the Company's Bylaws provides for mandatory indemnification to at least the extent specifically allowed by Section 145 of the General Corporation Law of the State of Delaware (the "GCL"). The Bylaws generally follow the language of Section 145 of the GCL, but in addition specify that any director, officer, employee or agent may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under the Bylaws, notwithstanding any contrary determination denying indemnification made by the Board, by independent legal counsel, or by the stockholders, and notwithstanding the absence of any determination with respect to indemnification. The Bylaws also specify certain circumstances in which a finding is required that the person seeking indemnification acted in good faith, for purposes of determining whether indemnification is available. Under the Bylaws, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Company or another enterprise, or on information supplied to him by the officers of the Company or another enterprise in the course of their duties, or on the advice of legal counsel for the Company or another enterprise or on information or records given or reports made to the Company or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Company or another enterprise.

    Pursuant to Section 145 of the GCL, the Company generally has the power to indemnify its current and former directors, officers, employees and agents against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the Company, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if such person is adjudged to be liable to the Company unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Company also has the power to purchase and maintain insurance for such persons.

    The above discussion of the Company's Restated Certificate of Incorporation and Bylaws and Section 145 of the GCL is not intended to be exhaustive and is qualified in its entirety by each of such documents and such statute.

    The Company has entered into an employment agreement containing indemnification provisions with Mr. Armstrong, its President and Chief Executive Officer. Pursuant to such agreement, the Company has agreed to indemnify and hold him harmless to the fullest extent permitted by law, from any loss, damage or liability incurred in the course of his employment. The amount paid by the Company is reducible by the amount of insurance paid to or on behalf of such officer with respect to any event giving rise to indemnification. Such officer's right to indemnification is to survive his death or termination of employment and the termination of his employment agreement.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a)  Exhibits

  4(a)*    --   Specimen Common Stock Certificate (incorporated by reference to Exhibit 4 to the Company's Form S-1
                Registration Statement (Reg. No. 33-33986)).
  4(b)+    --   Indenture dated as of March 15, 1996, between Plains Resources Inc., the Subsidiary Guarantors named therein and Texas Commerce Bank National Association, as Trustee, relating to the Registrant's 10-1/4%
                Senior Subordinated Notes due 2006.
     5*    --   Opinion of Michael R. Patterson, Esq.
 23(a)*    --   Consent of Michael R. Patterson, Esq. (contained in Exhibit 5).
 23(b)+    --   Consent of Price Waterhouse LLP.
 23(c)*    --   Consent of Netherland, Sewell & Associates, Inc.
 23(d)*    --   Consent of H. J. Gruy and Associates, Inc.
 23(e)*    --   Consent of Ryder Scott Company.
    24*    --   Powers of Attorney.

- ------------
+  Filed herewith
*  Previously filed.

ITEM 17. UNDERTAKINGS

         (a)  The undersigned registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and

(a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

                 (2) That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933,the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 24, 1996.

                                      PLAINS RESOURCES INC.

                                      By:  /s/ Greg L. Armstrong
                                           -------------------------------------
                                           Greg L. Armstrong
                                           President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons, in the capacities indicated on April 24, 1996.

                       Signature                                                Title
                       ---------                                                -----

                 /s/ Greg L. Armstrong                     President, Chief Executive Officer and Director
 -----------------------------------------------------              (Principal Executive Officer)
                     Greg L. Armstrong


                 /s/ Cynthia A. Feeback                       Controller (Principal Accounting Officer)
 -----------------------------------------------------
                     Cynthia A. Feeback



                 /s/ Phillip D. Kramer                       Vice President, Chief Financial Officer and
 -----------------------------------------------------         Treasurer (Principal Financial Officer)
                     Phillip D. Kramer


                   * Robert A. Bezuch                                          Director


                 * William M. Hitchcock                                        Director


                     *Dan M. Krausse                              Chairman of the Board and Director


                    *John H. Lollar                                            Director


                    *D.  Irving Obrow                                          Director


                   * Robert V. Sinnott                                         Director


                    *J.  Taft Symonds                                          Director



         *By:           /s/ Phillip D. Kramer
             -------------------------------------------------------
                 Phillip D. Kramer, Attorney-in-Fact


                               INDEX TO EXHIBITS


                                                                                                                        SEQUENTIALLY
        EXHIBIT                                                                                                           NUMBERED
        NUMBER                                                                                                              PAGE
        ------                                                                                                          ------------
  4(a)*    --   Specimen Common Stock Certificate (incorporated by reference to Exhibit 4 to the Company's Form S-1
                Registration Statement (Reg. No. 33-33986)).
  4(b)+    --   Indenture dated as of March 15, 1996, between Plains Resources Inc., the Subsidiary Guarantors named therein and Texas Commerce Bank National Association, as Trustee, relating to the Registrant's 10-1/4%
                Senior Subordinated Notes due 2006.
     5*    --   Opinion of Michael R. Patterson, Esq.
 23(a)*    --   Consent of Michael R. Patterson, Esq. (contained in Exhibit 5).
 23(b)+    --   Consent of Price Waterhouse LLP.
 23(c)*    --   Consent of Netherland, Sewell & Associates, Inc.
 23(d)*    --   Consent of H. J. Gruy and Associates, Inc.
 23(e)*    --   Consent of Ryder Scott Company.
    24*    --   Powers of Attorney.

- ------------
+  Filed herewith
*  Previously filed.